SEC File Number:	001-34741
CUSIP Number:	65542W206

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Noranda Aluminum Holding Corporation
Full Name of Registrant

Former Name if Applicable

801 Crescent Centre Drive, Suite 600
Address of Principal Executive Office (Street and Number)

Franklin, Tennessee, 37067
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

 State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On February 8, 2016, Noranda Aluminum Holding Corporation (the “Company”) and all of its wholly owned direct and indirect subsidiaries filed voluntary petitions for a court-supervised restructuring process under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Eastern District of Missouri (the “Bankruptcy Court”).
Company management has been required to devote significant efforts to the bankruptcy proceedings, including participation in the ongoing preparation of various motions filed and to be filed with the Bankruptcy Court. In addition, Company management has been required to devote significant efforts to participating in activities and providing information in accordance with the Company’s affirmative covenants under its debtor-in-possession (“DIP”) financing agreements, including, among others, participation in a process designed to effect a sale of the Company’s Downstream Business by July 5, 2016, delivery of a business plan acceptable to the lenders no later than April 7, 2016, and provision of an acceptable reorganization plan for our Upstream Business by May 28, 2016.
Moreover, during the last two months the Company has effected workforce reductions that decreased corporate personnel by more than 25 percent. These reductions, coupled with numerous employee resignations, have increased the formidable efforts required from the Company’s remaining financial and administrative personnel.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gail E. Lehman	615	771-5760
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $259.6 million for the fiscal year ended December 31, 2015, as compared to a net loss of approximately $26.6 million for the fiscal year ended December 31, 2015. A significant cause of the increase in net loss is the marked decline in aluminum prices during 2015. The average realized Midwest transaction price (“MWTP”) for aluminum in 2015 was $0.88 per pound, which represents the sum of the $0.75 per pound London Metal Exchange (“LME”) aluminum price and the $0.13 per pound Midwest premium (a surcharge that aluminum consumers pay in respect of logistics, warehousing and market supply and demand dynamics). This constitutes a significant decline from the $1.03 per pound average MTWP for aluminum in 2014, which represents the sum of the $0.85 per pound LME aluminum price and the $0.18 per pound Midwest premium. The decline in the MTWP, coupled with lower external shipments at the Company’s Primary Aluminum and Bauxite segments (partially offset by higher external shipments at the Alumina segment), were the principal factors behind a decrease in sales from $1.4 billion in 2014 to $1.2 billion in 2015.

Additional factors contributing to the increase in the Company’s net loss in its Primary Aluminum segment are (i) the Company’s previously reported third quarter 2015 recognition of a $137.6 million impairment charge and (ii) the previously reported incidents at the Company’s New Madrid, Missouri smelter, including an unusually high concentration of reduction cell failures, requiring the reallocation of personnel effort towards stabilizing the entire production process, and an explosion at the smelter’s casthouse that rendered the Company unable to produce extrusion billet.

In addition, factors contributing to the increase in the Company’s net loss within its Bauxite segment include (i) the increased production levy payable by the Company’s wholly-owned subsidiary, National Bauxite Limited (“NBL”) to the Government of Jamaica and (ii) losses on a bauxite supply contract with NBL’s principal third-party bauxite customer.

NORANDA ALUMINUM HOLDING CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2016	By	/s/ GAIL E. LEHMAN
Gail E. Lehman
Chief Administrative Officer, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).